Exhibit I.A.(5)(m)

Royal Tandem Life Insurance Company	New York, New York

Alternative Variable Insurance Amount Endorsement

This endorsement provides for an Alternative Variable Insurance Amount provision in lieu of the Variable Insurance Amount provision in the basic policy. All references to Variable Insurance Amount in the basic policy and any attached riders are replaced with Alternative Variable Insurance Amount.

Alternative Variable Insurance Amount

This provision replaces the Variable Insurance Amount provision in the basic policy.

The Alternative Variable Insurance Amount will vary daily based on the investment results and any premium payments made.

After the end of the first policy year and prior to the last scheduled premium due date, if this policy is not being continued under any cash value benefit and no scheduled premium is overdue beyond its grace period, the Alternative Variable Insurance Amount will be determined as of each date as follows:

(1)    We determine the cash surrender value of this policy as of such date.

(2)    We subtract from (1) the scheduled premium fixed base as of such date.

(3)    We multiply (2) by the net single premium factor as of such date.

(4)    We add the amount in (3), but not less than zero, to the face amount of this policy as of such date.

In all other cases, the Alternative Variable Insurance Amount will be determined as of each date as follows:

(1)    We determine the cash surrender value of this policy as of such date.

(2)    We multiply (1) by the net single premium factor as of such date.

In no event will the Alternative Variable Insurance Amount be less than that required to keep this policy qualified as life insurance under the Federal income tax laws. The table of net single premium factors is shown in Policy Schedule 4.

This endorsement is part of the policy to which it’s attached.

“Signature Appears Here” Secretary	“Signature Appears Here” President

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